UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report: October 17, 2002

Second Bancorp Incorporated

(Exact name of registrant as specified in its charter)

Ohio	0-15624	34-1547453
(State of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

108 Main Avenue S.W., Warren, Ohio	44482-1311
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: 330-841-0123

Item 5. Other Events

On October 17, 2002, the Company issued the following press release:

SECOND BANCORP
REPORTS STRONG THIRD QUARTER

Warren, Ohio, October 17, 2002—SECOND BANCORP INCORPORATED (Nasdaq "SECD", "SECDP") reported consolidated net income for third quarter 2002 of $5,536,000, a 25.8% increase over the $4,401,000 reported for the same period last year. Year-to-date earnings were $14.57 million, 14.3% above the $12.75 million reported for last year's first nine months. On a per share basis, diluted earnings for the just completed quarter were $.55 or 27.9% above the $.43 reported for the year-ago quarter. Earnings per share for the first three quarters of the year reached $1.45, a 15.1% improvement over the $1.26 reported for the same period last year.

The Company's key ratios for the quarter and for the first nine months of 2002 were similarly improved over the same periods last year. Returns on average assets (ROA) for the quarter and year-to-date were 1.25% and 1.14% respectively compared to 1.11% and 1.09% a year ago. Returns on average equity (ROE) were similarly improved at 16.22% for the quarter and 14.59% year-to-date compared to 13.87% and 13.97% respectively last year. The Company's efficiency ratio for the quarter was 56.94% and 58.59% for the first nine months of the year compared to the 57.89% and 58.20% reported for the respective year-ago periods. Second Bancorp's net interest margin for the quarter was unchanged from last year at 3.49% but reached 3.63% year-to-date, 16 basis points stronger than last year.

Non-interest income for the reporting period (including $832,000 in security gains) was $7.16 million, 59% above the $4.49 million reported last year. Leading that strong performance was $2.42 million in gains on sale of loans reflecting secondary market activity generated by our mortgage lending business, $1.03 million more than for that category last year. Non-interest income was similarly improved for the year's first three quarters reaching $16.18 million compared to $13.68 for the same period last year.

TABLE OF CONTENTS

Financial Highlights
Quarterly Data
Financial Highlights
Year-to-Date Data
Consolidated Statements of Income
Quarterly Data
Consolidated Statements of Income
Year-to-Date Data
Consolidated Balance Sheets
Consolidated Average Balance Sheets For the Quarter Ended
Consolidated Average Balance Sheets For the Year-to-date period ended
SIGNATURES

Non-interest expenses for the quarter (including $124,000 in costs associated with the Company's September acquisition of Stouffer-Herzog Insurance Agency) were $11.84 million, up from $10.08 million a year ago. The year-over-year increase was led by salaries and benefits which grew $1.18 million primarily reflecting additions to staff associated with acquisition activity and growth in our mortgage banking line of business.

Credit quality continued to soften during the quarter reflecting developments with respect to two related commercial loans and, to a lesser extent, general sluggishness in the local and national economies. Second Bancorp's quarter-end "non-accrual" and "90-days past due but accruing" loans were $12.76 million and $7.00 million respectively compared to $4.27 and $4.69 for the same period last year. Net loan charge-offs for the quarter were $.94 million, slightly better that the $1.17 million in charges taken during third quarter 2001. The Company's loan loss reserve at the end of the quarter was 1.51% of period-end loans, 6 basis points stronger than a year ago while non-performing loans as a percentage of total loans reached 1.73%. Second National Bank Senior Vice President and Chief Lending Officer John L. Falatok stated "The significant increase in non-accruing loans at the end of the quarter primarily reflects developments with the two related commercial loans. Ongoing analysis of those under-performing credits which have aggregate balances of $7.3 million indicates that collateral securing them is partially impaired and may affect our ability to fully collect all of the outstanding loan balances. The third quarter allocation to the Company's loan loss reserve reflects our assessment of the current condition of those loans."

In an unrelated matter, Second National Bank's Board of Directors has approved formal plans to reorganize the Bank's branch delivery system. Senior Vice President Darrel E. Mast indicated "Based upon extensive analysis focused on the growth and profitability characteristics of our broader markets, the Bank has begun the process of justifying and reallocating its retail banking resources. The plan, which will be implemented through the end of 2003 and beyond, involves among other things the consolidation of certain offices and the establishment of new retail banking centers in high growth markets. Our goals are to assure the more efficient delivery of products and services to our retail customer base and to optimize the use of our financial and human resources as we grow the institution internally. Costs associated with execution of the plan currently estimated to be $2 million will be recognized for earnings purposes during the fourth quarter. The plan does not anticipate reallocation or consolidation activity with respect to any of the Bank's retail banking centers located in its headquarter Trumbull County."

The Company also reported that its Board of Directors declared an eighteen cent ($.18) per share common dividend payable October 31, 2002 to shareholders of record on October 15. That dividend is unchanged from the second quarter of the year and is 5.9% higher than the dividend paid for the third quarter last year.

This announcement contains forward-looking statements that involve risk and uncertainties, including changes in general economic and financial market conditions and the Company's ability to execute its business plans. Although management believes the expectations reflected in such forward-looking statements are reasonable, actual results may differ materially.

Second Bancorp is a $1.8 billion financial holding company providing a full range of commercial and consumer banking, wealth management, insurance and investment products and services to communities in a nine county area of Northeastern and East-Central Ohio through subsidiaries Second National Bank and Stouffer-Herzog Insurance Agency, Inc.

Additional information about Second Bancorp and information about products and services offered by Second National Bank can be found on the Web at www.secondnationalbank.com.

CONTACT: Christopher Stanitz, Executive Vice President and Secretary, at 330.841.0234 (phone), 330.841.0489 (fax), or cstanitz@secondnationalbank.com.


Second Bancorp Incorporated and Subsidiaries
Financial Highlights
Quarterly Data
(Dollars in thousands, except per share data)


	Sept. 2002	June 2002	March 2002	Dec. 2001	Sept. 2001
Earnings:					
Net interest income	$ 13,954	$ 14,403	$ 14,157	$ 13,503	$ 12,473
Provision for loan losses	1,573	1,303	933	1,627	988
Non-interest income	6,329	4,053	5,157	5,845	4,420
Security (losses) gains	832	0	(173)	2	123
Trading account (losses) gains	0	0	(20)	0	(52)
Non-interest expense	11,841	11,283	11,797	12,001	10,082
Federal income taxes	2,165	1,517	1,708	1,388	1,493
Income before accounting change	5,536	4,353	4,683	4,334	4,401
Cumulative effect of accounting change, net of tax	0	0	0	0	0
Net income	$ 5,536	$ 4,353	$ 4,683	$ 4,334	$ 4,401
Per share:					
Basic earnings before accounting change	n/a	n/a	n/a	n/a	n/a
Basic earnings	0.56	0.44	0.47	0.43	0.43
Diluted earnings before accounting change	n/a	n/a	n/a	n/a	n/a
Diluted earnings	0.55	0.43	0.47	0.43	0.43
Common dividends	0.18	0.18	0.18	0.17	0.17
Book value	14.14	13.71	12.96	12.90	13.04
Tangible book value	11.99	11.85	11.11	11.10	12.90
Market value	26.73	27.30	24.25	21.61	20.50
Weighted average shares outstanding:					
Basic	9,876,844	9,958,928	9,944,671	9,988,137	10,033,365
Diluted	9,993,241	10,087,003	10,054,758	10,075,690	10,117,705
Period end balance sheet:					
Assets	$1,825,235	$ 1,719,744	$ 1,684,848	$ 1,680,356	$ 1,609,019
Securities	535,174	448,736	411,897	417,496	407,004
Total loans	1,153,581	1,092,398	1,114,314	1,121,892	1,060,778
Reserve for loan losses	17,443	16,810	16,884	16,695	15,429
Deposits	1,181,281	1,146,451	1,131,199	1,123,131	1,057,291
Total shareholders' equity	139,682	136,293	128,853	128,299	130,766
Tier I capital	139,983	141,011	139,474	137,395	149,171
Tier I ratio	10.7%	11.9%	11.3%	11.3%	13.1%
Total capital	156,401	155,799	154,854	152,550	163,385
Total capital ratio	11.9%	13.2%	12.6%	12.6%	14.4%
Total risk-adjusted assets	1,312,414	1,181,029	1,228,918	1,210,858	1,135,902
Tier I leverage ratio	8.4%	8.4%	8.3%	8.2%	9.4%
Average balance sheet:					
Assets	$1,770,928	$ 1,727,642	$ 1,691,123	$ 1,685,148	$ 1,582,934
Earning assets	1,657,438	1,618,286	1,581,704	1,574,906	1,494,932
Loans	1,108,133	1,097,302	1,109,990	1,100,573	1,064,655
Deposits	1,173,188	1,153,065	1,129,829	1,109,855	1,061,537
Shareholders' equity	136,494	132,734	130,152	131,262	126,950
Key ratios: (%) (1)					
Return on average assets (ROA)	1.25	1.01	1.11	1.08	1.11
Return on average shareholders' equity (ROE)	16.22	13.12	14.39	13.81	13.87
Net interest margin	3.49	3.69	3.72	3.57	3.49
Net overhead	1.33	1.79	1.68	1.49	1.53
Efficiency ratio	56.94	59.49	59.46	58.74	57.89
Credit quality:					
Non-accrual loans	$ 12,756	$ 6,287	$ 5,313	$ 5,004	$ 4,273
Restructured loans	259	197	0	258	358
90 day past due and accruing	6,995	6,011	6,257	5,304	4,693
Non-performing loans	20,010	12,495	11,570	10,566	9,324
Other real estate owned	1,593	1,644	1,423	1,399	1,322
Non-performing assets	$ 21,603	$ 14,139	$ 12,993	$ 11,965	$ 10,646
Charge-offs	$ 1,116	$ 1,625	$ 1,285	$ 2,458	$ 1,343
Recoveries	176	248	541	219	175
Net charge-offs	$ 940	$ 1,377	$ 744	$ 2,239	$ 1,168
Reserve for loan losses as a percent of period-end loans (%)	1.51	1.54	1.52	1.49	1.45
Net charge-offs (annualized) as a percent of average loans (%)	0.34	0.50	0.27	0.81	0.44
Non-performing loans as a percent of loans	1.73	1.14	1.04	0.94	0.88
Non-performing assets as a percent of assets	1.18	0.82	0.77	0.71	0.66

(1) Based on income before accounting change and excludes merger costs.

Second Bancorp Incorporated and Subsidiaries
Financial Highlights
Year-to-Date Data
(Dollars in thousands, except per share data)

	Sept. 2002	June 2002	March 2002	Dec. 2001	Sept. 2001
Earnings:					
Net interest income	$ 42,514	$ 28,560	$ 14,157	$ 50,190	$ 36,687
Provision for loan losses	3,809	2,236	933	4,718	3,091
Non-interest income	15,539	9,210	5,157	18,867	13,022
Security gains (losses)	659	(173)	(173)	642	640
Trading account gains (losses)	(20)	(20)	(20)	19	19
Non-interest expense	34,921	23,080	11,797	41,939	29,938
Federal income taxes	5,390	3,225	1,708	5,880	4,492
Income before accounting change	14,572	9,036	4,683	17,181	12,847
Cumulative effect of accounting change, net of tax	0	0	0	(101)	(101)
Net income	$ 14,572	$ 9,036	$ 4,683	$ 17,080	$ 12,746
Per share:					
Basic earnings before accounting change	n/a	n/a	n/a	$ 1.72	$ 1.28
Basic earnings	1.47	0.91	0.47	1.70	1.27
Diluted earnings before accounting change	n/a	n/a	n/a	1.71	1.27
Diluted earnings	1.45	0.90	0.47	1.69	1.26
Common dividends	0.54	0.36	0.18	0.68	0.51
Book value	14.14	13.71	12.96	12.90	13.04
Tangible book value	11.99	11.85	11.11	11.10	12.90
Market value	26.73	27.30	24.25	21.61	20.50
Weighted average shares outstanding:					
Basic	9,929,276	9,948,346	9,944,671	10,013,068	10,021,471
Diluted	10,051,077	10,071,366	10,054,758	10,080,005	10,087,935
Period end balance sheet:					
Assets	$ 1,825,235	$ 1,719,744	$ 1,684,848	$ 1,680,356	$ 1,609,019
Securities	535,174	448,736	411,897	417,496	407,004
Total loans	1,153,581	1,092,398	1,114,314	1,121,892	1,060,778
Reserve for loan losses	17,443	16,810	16,884	16,695	15,429
Deposits	1,181,281	1,146,451	1,131,199	1,123,131	1,057,291
Total shareholders' equity	139,682	136,293	128,853	128,299	130,766
Tier I capital	139,983	141,011	139,474	137,395	149,171
Tier I ratio	10.7%	11.9%	11.3%	11.3%	13.1%
Total capital	156,401	155,799	154,854	152,550	163,385
Total capital ratio	11.9%	13.2%	12.6%	12.6%	14.4%
Total risk-adjusted assets	1,312,414	1,181,029	1,228,918	1,210,858	1,135,902
Tier I leverage ratio	8.4%	8.4%	8.3%	8.2%	9.4%
Average balance sheet:					
Assets	$ 1,730,190	$ 1,709,483	$ 1,691,123	$ 1,595,968	$ 1,565,914
Earning assets	1,619,420	1,600,096	1,581,704	1,502,164	1,477,650
Loans	1,105,135	1,103,611	1,109,990	1,078,196	1,070,655
Deposits	1,152,186	1,141,511	1,129,829	1,070,439	1,057,156
Shareholders' equity	133,150	131,450	130,152	124,773	122,586
Key ratios: (%) (1)					
Return on average assets (ROA)	1.14	1.06	1.11	1.09	1.09
Return on average shareholders' equity (ROE)	14.59	13.75	14.39	13.93	13.97
Net interest margin	3.63	3.70	3.72	3.49	3.47
Net overhead	1.60	1.74	1.68	1.51	1.52
Efficiency ratio	58.59	59.47	59.46	58.35	58.20
Credit quality:					
Non-accrual loans	$ 12,756	$ 6,287	$ 5,313	$ 5,004	$ 4,273
Restructured loans	259	197	0	258	358
90 day past due and accruing	6,995	6,011	6,257	5,304	4,693
Non-performing loans	20,010	12,495	11,570	10,566	9,324
Other real estate owned	1,593	1,644	1,423	1,399	1,322
Non-performing assets	$ 21,603	$ 14,139	$ 12,993	$ 11,965	$ 10,646
Charge-offs	$ 4,026	$ 2,910	$ 1,285	$ 6,471	$ 4,013
Recoveries	965	789	541	1,353	1,134
Net charge-offs	$ 3,061	$ 2,121	$ 744	$ 5,118	$ 2,879
Reserve for loan losses as a percent of period-end loans (%)	1.51	1.54	1.52	1.49	1.45
Net charge-offs (annualized) as a percent of average loans (%)	0.37	0.38	0.27	0.47	0.36
Non-performing loans as a percent of loans	1.73	1.14	1.04	0.94	0.88

Non-performing assets as a percent of assets	1.18	0.82	0.77	0.71	0.66

_____

(1) Based on income before accounting change and excludes merger costs.

Second Bancorp Incorporated and Subsidiaries
Consolidated Statements of Income
Quarterly Data
(Dollars in thousands, except per share data)

	Sept. 2002	June 2002	March 2002	Dec. 2001	Sept. 2001
INTEREST INCOME					
Loans (including fees):					
Taxable	$ 19,598	$ 19,965	$ 20,471	$ 20,764	$ 21,015
Exempt from federal income taxes	227	233	243	257	268
Securities:					
Taxable	5,963	5,797	5,322	5,716	5,471
Exempt from federal income taxes	722	715	774	789	800
Federal funds sold and other temp. investments	324	394	213	268	326
Total interest income	26,834	27,104	27,023	27,794	27,880
INTEREST EXPENSE					
Deposits	7,526	7,429	7,674	8,882	10,467
Federal funds purchased and securities sold under agreements to repurchase	597	636	566	727	937
Note Payable	10	0	0	0	13
Other borrowed funds	10	2	16	15	23
Federal Home Loan Bank advances	4,003	3,901	3,877	3,939	3,946
Corporation-obligated manditorily redeemable capital securities of subsidiary trust	734	733	733	728	21
Total interest expense	12,880	12,701	12,866	14,291	15,407
Net interest income	13,954	14,403	14,157	13,503	12,473
Provision for loan losses	1,573	1,303	933	1,627	988
Net interest income after provision for loan losses	12,381	13,100	13,224	11,876	11,485
NON-INTEREST INCOME					
Service charges on deposit accounts	1,505	1,411	1,320	1,424	1,344
Trust fees	596	696	786	604	761
Gain on sale of loans	2,421	1,709	1,544	2,531	1,394
Trading account (losses) gains	0	0	(20)	0	(52)
Security (losses) gains	832	0	(173)	2	123
Other operating income	1,807	237	1,507	1,286	921
Total non-interest income	7,161	4,053	4,964	5,847	4,491
NON-INTEREST EXPENSE					
Salaries and employee benefits	6,494	6,325	6,309	5,941	5,313
Net occupancy	1,119	1,125	1,137	1,084	1,001
Equipment	931	1,023	1,202	883	1,038
Professional services	563	443	485	716	320
Assessment on deposits and other taxes	384	330	329	321	415
Amortization of goodwill and other intangibles	110	111	110	135	81
Merger costs	124	0	0	305	0
Other operating expenses	2,116	1,926	2,225	2,616	1,914
Total non-interest expense	11,841	11,283	11,797	12,001	10,082
Income before federal income taxes	7,701	5,870	6,391	5,722	5,894
Income tax expense	2,165	1,517	1,708	1,388	1,493
Income before accounting change	5,536	4,353	4,683	4,334	4,401
Cumulative effect of accounting change, net of tax	0	0	0	—	—
Net income	$ 5,536	$ 4,353	$ 4,683	$ 4,334	$ 4,401
NET INCOME PER COMMON SHARE:					
Basic before accounting change	n/a	n/a	n/a	n/a	n/a
Basic	$ 0.56	$ 0.44	$ 0.47	$ 0.43	$ 0.44
Diluted before accounting change	n/a	n/a	n/a	n/a	n/a
Diluted	$ 0.55	$ 0.43	$ 0.47	$ 0.43	$ 0.43
Weighted average common shares outstanding:					
Basic	9,876,844	9,958,928	9,944,671	9,988,137	10,033,365
Diluted	9,993,241	10,087,003	10,054,758	10,075,690	10,117,705
Note: Fully taxable equivalent adjustment	$ 511	$ 510	$ 548	$ 563	$ 575

Second Bancorp Incorporated and Subsidiaries
Consolidated Statements of Income
Year-to-Date Data
(Dollars in thousands, except per share data)

	Sept. 2002	June 2002	March 2002	Dec. 2001	Sept. 2001
INTEREST INCOME					
Loans (including fees):					
Taxable	$ 60,034	$ 40,436	$ 20,471	$ 85,631	$ 64,867
Exempt from federal income taxes	703	476	243	1,092	835
Securities:					
Taxable	17,082	11,119	5,322	21,614	15,898
Exempt from federal income taxes	2,211	1,489	774	3,137	2,348
Federal funds sold and other temp. investments	931	607	213	1,083	815
Total interest income	80,961	54,127	27,023	112,557	84,763
INTEREST EXPENSE					
Deposits	22,629	15,103	7,674	42,010	33,128
Federal funds purchased and securities sold under agreements to repurchase	1,799	1,202	566	3,904	3,177
Note Payable	10	0	0	47	47
Other borrowed funds	28	18	16	90	75
Federal Home Loan Bank advances	11,781	7,778	3,877	15,567	11,628
Corporation-obligated manditorily redeemable capital securities of subsidiary trust	2,200	1,466	733	749	21
Total interest expense	38,447	25,567	12,866	62,367	48,076
Net interest income	42,514	28,560	14,157	50,190	36,687
Provision for loan losses	3,809	2,236	933	4,718	3,091
Net interest income after provision for loan losses	38,705	26,324	13,224	45,472	33,596
NON-INTEREST INCOME					
Service charges on deposit accounts	4,236	2,731	1,320	5,302	3,878
Trust fees	2,078	1,482	786	2,870	2,266
Gain on sale of loans	5,674	3,253	1,544	5,814	3,283
Trading account (losses) gains	(20)	(20)	(20)	19	19
Security (losses) gains	659	(173)	(173)	642	640
Other operating income	3,551	1,744	1,507	4,881	3,595
Total non-interest income	16,178	9,017	4,964	19,528	13,681
NON-INTEREST EXPENSE					
Salaries and employee benefits	19,128	12,634	6,309	21,544	15,603
Net occupancy	3,381	2,262	1,137	4,263	3,179
Equipment	3,156	2,225	1,202	3,891	3,008
Professional services	1,491	928	485	1,776	1,060
Assessment on deposits and other taxes	1,043	659	329	1,542	1,221
Amortization of goodwill and other intangibles	331	221	110	377	242
Merger costs	124	0	0	305	0
Other operating expenses	6,267	4,151	2,225	8,241	5,625
Total non-interest expense	34,921	23,080	11,797	41,939	29,938
Income before federal income taxes	19,962	12,261	6,391	23,061	17,339
Income tax expense	5,390	3,225	1,708	5,880	4,492
Income before accounting change	14,572	9,036	4,683	17,181	12,847
Cumulative effect of accounting change, net of tax	0	0	0	(101)	(101)
Net income	$ 14,572	$ 9,036	$ 4,683	$ 17,080	$ 12,746
NET INCOME PER COMMON SHARE:					
Basic before accounting change	n/a	n/a	n/a	$ 1.72	$ 1.28
Basic	$ 1.47	$ 0.91	$ 0.47	$ 1.70	$ 1.27
Diluted before accounting change	n/a	n/a	n/a	$ 1.71	$ 1.27
Diluted	$ 1.45	$ 0.90	$ 0.47	$ 1.69	$ 1.26
Weighted average common shares outstanding:					
Basic	9,929,276	9,948,346	9,944,671	10,013,068	10,021,471
Diluted	10,051,077	10,071,366	10,054,758	10,080,005	10,087,935
Note: Fully taxable equivalent adjustment	$ 1,569	$ 1,058	$ 548	$ 2,277	$ 1,714


Second Bancorp Incorporated and Subsidiaries
Consolidated Balance Sheets
(Dollars in thousands)


	September 30	June 30	March 31	December 31	September 30
	2002	2002	2002	2001	2001
ASSETS					
Cash and due from banks	$ 40,815	$ 36,230	$ 36,397	$ 40,837	$ 32,441
Federal funds sold and other temp. investments	15,033	64,194	42,631	24,016	51,233
Securities:					
Trading	0	0	0	0	0
Available-for-sale	535,174	448,736	411,897	417,496	407,004
Total securities	535,174	448,736	411,897	417,496	407,004
Loans:					
Commercial	520,175	485,652	500,604	508,579	425,149
Consumer	325,088	333,178	317,858	316,097	318,614
Real estate	308,318	273,568	295,852	297,216	317,015
Total loans	1,153,581	1,092,398	1,114,314	1,121,892	1,060,778
Less reserve for loan losses	17,443	16,810	16,884	16,695	15,429
Net loans	1,136,138	1,075,588	1,097,430	1,105,197	1,045,349
Premises and equipment	16,333	16,592	16,737	16,416	16,650
Accrued interest receivable	9,582	8,724	9,596	10,272	10,272
Goodwill and intangible assets	31,185	28,415	28,187	26,578	8,328
Other assets	40,975	41,265	41,973	39,544	37,742
Total assets	$ 1,825,235	$ 1,719,744	$ 1,684,848	$ 1,680,356	$ 1,609,019
LIABILITIES AND SHAREHOLDERS' EQUITY					
Deposits:					
Demand — non-interest bearing	$ 153,341	$ 145,006	$ 138,107	$ 144,953	$ 111,539
Demand — interest bearing	98,359	98,893	99,284	105,221	94,831
Savings	410,322	394,907	335,460	276,628	234,601
Time deposits	519,259	507,645	558,348	596,329	616,320
Total deposits	1,181,281	1,146,451	1,131,199	1,123,131	1,057,291
Federal funds purchased and securities sold under agreements to repurchase	166,532	119,867	108,951	107,279	110,071
Note payable	3,000	0	0	0	0
Other borrowed funds	3,788	4,249	724	5,853	5,745
Accrued expenses and other liabilities	14,583	10,486	12,661	10,200	11,185
Federal Home Loan Bank advances	285,887	271,930	272,005	275,152	267,301
Corporation-obligated manditorily redeemable capital securities of subsidiary trust	30,482	30,468	30,455	30,442	26,660
Total liabilities	1,685,553	1,583,451	1,555,995	1,552,057	1,478,253
Shareholders' equity:					
Common stock, no par value; 30,000,000 shares authorized;	40,994	38,822	37,722	37,453	37,424
Treasury stock	(23,631)	(19,462)	(17,397)	(16,798)	(15,072)
Other comprehensive income	8,894	7,265	1,424	3,434	6,850
Retained earnings	113,425	109,668	107,104	104,210	101,564
Total shareholders' equity	139,682	136,293	128,853	128,299	130,766
Total liabilities and shareholders' equity	$ 1,825,235	$ 1,719,744	$ 1,684,848	$ 1,680,356	$ 1,609,019
Miscellaneous data:					
Common shares issued	11,024,693	10,932,360	10,856,360	10,832,810	10,828,310
Treasury shares	1,147,849	991,589	911,689	883,494	801,512
Bank owned life insurance (in other assets)	$ 32,677	$ 32,268	$ 31,858	$ 31,449	$ 31,041
Loans serviced for others	$ 1,121,372	$ 1,047,988	$ 936,559	$ 812,774	$ 652,337
Mortgage servicing rights (net of allowance)	$ 10,516	$ 10,323	$ 10,006	$ 8,313	$ 6,560
Goodwill	17,344	14,645	14,645	14,645	1,014
Other intangibles	3,325	3,447	3,536	3,620	754
Total goodwill and intangibles assets	$ 31,185	$ 28,415	$ 28,187	$ 26,578	$ 8,328
Valuation allowance for mortgage servicing rights included above	$ (3,087)	$ (2,285)	$ (910)	$ (810)	$ (505)


Second Bancorp Incorporated and Subsidiaries
Consolidated Average Balance Sheets
For the Quarter Ended
(Dollars in Thousands)


ASSETS	Sept. 2002	June 2002	March 2002	Dec. 2001	Sept. 2001
Cash and demand balances due from banks	$ 35,353	$ 32,510	$ 35,183	$ 44,615	$ 32,340
Federal funds sold and other temp. investments	80,102	94,687	51,953	47,585	37,091
Securities:					
Trading	0	0	123	99	52
Available-for-sale	469,203	426,297	419,638	426,649	393,134
Total securities	469,203	426,297	419,761	426,748	393,186
Loans:					
Commercial	532,858	495,622	505,782	492,110	427,029
Consumer	294,036	323,626	313,542	316,100	319,838
Real estate	281,239	278,054	290,666	292,363	317,788
Total loans	1,108,133	1,097,302	1,109,990	1,100,573	1,064,655
Reserve for loan losses	16,904	16,830	16,884	16,747	15,464
Net loans	1,091,229	1,080,472	1,093,106	1,083,826	1,049,191
Premises and equipment	16,589	16,849	16,449	16,716	17,061
Goodwill and intangible assets	32,340	28,654	27,169	20,309	7,985
Other	46,112	48,173	47,502	45,349	46,080
Total assets	$1,770,928	$1,727,642	$1,691,123	$1,685,148	$1,582,934
LIABILITIES AND SHAREHOLDERS' EQUITY					
Liabilities:					
Demand deposits (non-interest bearing)	$ 145,177	$ 145,418	$ 139,013	$ 134,160	$ 111,635
Demand deposits (interest bearing)	105,903	98,924	99,765	99,783	90,783
Savings	405,813	370,748	308,104	259,322	232,661
Time deposits	516,295	537,975	582,947	616,590	626,458
Total deposits	1,173,188	1,153,065	1,129,829	1,109,855	1,061,537
Federal funds purchased and securities sold under agreements to repurchase	135,611	128,361	114,128	130,769	112,029
Note payable	1,190	0	0	0	967
Borrowed funds	1,927	773	3,112	2,928	2,240
Accrued expenses and other liabilities	13,479	10,269	10,157	10,794	10,601
Federal Home Loan Bank advances	278,568	271,968	273,299	269,600	267,744
Corporation-obligated manditorily redeemable capital securities of subsidiary trust	30,471	30,472	30,446	29,940	866
Total liabilities	1,634,434	1,594,908	1,560,971	1,553,886	1,455,984
Shareholders' equity:					
Common stock	39,522	38,421	37,568	37,438	37,331
Treasury shares	(21,641)	(18,291)	(17,281)	(15,924)	(14,814)
Other comprehensive income	7,951	4,503	4,449	7,312	4,548
Retained earnings	110,662	108,101	105,416	102,436	99,885
Total shareholders' equity	136,494	132,734	130,152	131,262	126,950
Total liabilities and shareholders' equity	$1,770,928	$1,727,642	$1,691,123	$1,685,148	$1,582,934

Second Bancorp Incorporated and Subsidiaries
Consolidated Average Balance Sheets
For the Year-to-date period ended:
(Dollars in Thousands)

ASSETS	Sept. 2002	June 2002	March 2002	Dec. 2001	Sept. 2001
Cash and demand balances due from banks	$ 34,349	$ 33,839	$ 35,183	$ 35,490	$ 32,415
Federal funds sold	75,683	73,438	51,953	31,125	25,578
Securities:					
Trading	41	61	123	114	119
Available-for-sale	438,561	422,986	419,638	392,729	381,298
Total securities	438,602	423,047	419,761	392,843	381,417
Loans:					
Commercial	511,520	500,674	505,782	444,813	428,874
Consumer	310,330	318,612	313,542	316,032	316,009
Real estate	283,285	284,325	290,666	317,351	325,772
Total loans	1,105,135	1,103,611	1,109,990	1,078,196	1,070,655
Reserve for loan losses	16,873	16,857	16,884	15,889	15,600
Net loans	1,088,262	1,086,754	1,093,106	1,062,307	1,055,055
Premises and equipment	16,629	16,650	16,449	17,283	17,474
Goodwill and intangible assets	29,309	27,769	27,169	10,241	6,848
Other	47,356	47,986	47,502	46,679	47,127
Total assets	$1,730,190	$1,709,483	$1,691,123	$1,595,968	$1,565,914
LIABILITIES AND SHAREHOLDERS' EQUITY					
Liabilities:					
Demand deposits (non-interest bearing)	$ 143,225	$ 142,233	$ 139,013	$ 115,857	$ 109,689
Demand deposits (interest bearing)	101,553	99,342	99,765	90,762	87,722
Savings	361,913	339,599	308,104	242,242	236,486
Time deposits	545,495	560,337	582,947	621,578	623,259
Total deposits	1,152,186	1,141,511	1,129,829	1,070,439	1,057,156
Federal funds purchased and securities sold under agreements to repurchase	126,112	121,284	114,128	116,131	111,198
Note payable	401	0	0	740	989
Borrowed funds	1,933	1,936	3,112	2,240	2,008
Accrued expenses and other liabilities	11,314	10,213	10,157	10,161	9,948
Federal Home Loan Bank advances	274,631	272,630	273,299	263,719	261,737
Corporation-obligated mandatorily redeemable capital securities of subsidiary trust	30,463	30,459	30,446	7,765	292
Total liabilities	1,597,040	1,578,033	1,560,971	1,471,195	1,443,328
Shareholders' equity:					
Common stock	38,511	37,997	37,568	37,192	37,109
Treasury shares	(19,087)	(17,789)	(17,281)	(14,989)	(14,674)
Net unrealized holding gains	5,647	4,476	4,449	3,947	2,813
Retained earnings	108,079	106,766	105,416	98,623	97,338
Total shareholders' equity	133,150	131,450	130,152	124,773	122,586
Total liabilities and shareholders' equity	$1,730,190	$1,709,483	$1,691,123	$1,595,968	$1,565,914

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Second Bancorp Incorporated

Date: October 17, 2002

/s/ David L. Kellerman
David L. Kellerman, Treasurer